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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Nextel Partners, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

65333F107

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Page 1 of 7 pages

13G
CUSIP No. 65333F107

1.	Name of Reporting Person: Madison Dearborn Capital Partners II, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 27,218,904

		6.	Shared Voting Power: 0 (see Item 4)

		7.	Sole Dispositive Power: 27,218,904

		8.	Shared Dispositive Power: 0 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,218,904 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 15.9% of the Class A Common Stock (See Item 2 and Item 4)

12.	Type of Reporting Person: PN

Page 2 of 7 pages

Schedule 13G

     This Schedule 13G is filed with the Securities and Exchange Commission on behalf of certain signatories to the Amended and Restated Shareholders Agreement, dated February 18, 2000, as amended by and among Nextel Partners, Inc. and the shareholders listed therein (the “Shareholders Agreement”).

Item 1(a)	Name of Issuer:

Nextel Partners, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

4500 Carillon Point Kirkland, WA 98033

Item 2(a), Item 2(b) and Item 2(c). Name of Person Filing, Address of Principal Business Office and Citizenship:

Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934 (the “Exchange Act”), this Schedule 13G is filed on behalf of Madison Dearborn Capital Partners II, L.P. (the “Reporting Person”) who, pursuant to Rule 13d-5(b)(1), along with certain individuals and corporations (the “Non-Reporting Persons”) identified below, may be deemed as a group to have acquired beneficial ownership of the Class A Common Stock (the “Class A Common Stock”) and Class B Common Stock (the “Class B Common Stock”) of Nextel Partners, Inc. as a result of the Reporting Person and the Non-Reporting Persons being signatories to the Shareholders Agreement. The Reporting Person beneficially owns 15.9% of the outstanding Class A Common Stock of Nextel Partners, Inc. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Person that a group exists within the meaning of the Exchange Act. The holders of the Class A Common Stock and the Class B Common Stock are entitled to one vote per share on all matters in which they are entitled to vote. Based on information provided by Nextel WIP Corp., it owns 100% of the outstanding Class B Common Stock. The Class B Common Stock is convertible into Class A Common Stock at any time on a one-for-one basis upon transfer to a person other than Nextel Communications, Inc. (“NCI”), a majority-owned NCI subsidiary or a person or entity controlling NCI. However, because such transfers are prohibited under the Shareholders Agreement and the Nextel Partners, Inc. Restated Certificate of Incorporation until January 29, 2011, this Schedule 13G assumes Nextel WIP Corp. does not currently have the right to acquire shares of Class A Common Stock upon conversion of the Class B Common Stock.

Reporting Person:

Madison Dearborn Capital Ptrs II, LP (Delaware limited partnership)

3 First National Plaza Suite 3800 Chicago, IL 60602

Non-Reporting Persons:

The following Non-Reporting Persons (Nos. 1-12) are referred to herein as the “DLJ Entities.”

1.	DLJ Merchant Banking Ptr. II LP (Delaware limited partnership)
2.	DLJ Merchant Banking Ptr. II-A LP (Delaware limited partnership)
3.	DLJ Offshore Partners II, CV (Netherlands Antilles limited partnership)
4.	DLJ Diversified Partners, LP (Delaware limited partnership)
5.	DLJ Diversified Partners-A, LP (Delaware limited partnership)
6.	DLJ EAB Partners, LP (Delaware limited partnership)
7.	DLJ ESC II, LP (Delaware limited partnership)
8.	DLJ First ESC, LP (Delaware limited partnership)
9.	DLJ Millennium Partners, LP (Delaware limited partnership)
10.	DLJ Millennium Partners-A, LP (Delaware limited partnership)
11.	DLJMB Funding II, Inc. (Delaware corporation)

Page 3 of 7 pages

12.	UK Investment Plan 1997 Partners (Delaware limited partnership)

c/o DLJ Merchant Banking II, Inc. 277 Park Avenue New York, NY 10172

The following Non-Reporting Persons (Nos. 13-22) are referred to herein as the “Non-DLJ Entities.”

13.	Eagle River Investments LLC (Washington limited liability company)

2300 Carillon Point Kirkland, WA 98033-7353

14.	Motorola, Inc. (Delaware corporation)

1303 E. Algonquin Road Schaumburg, IL 60196

15.	Nextel WIP Corp. (Delaware corporation)

2001 Edmund Halley Drive Reston, VA 20191

16.	John Chapple (US citizen)
17.	David Aas (US citizen)
18.	Mark Fanning (US citizen)
19.	David Thaler (US citizen)
20.	Perry Satterlee (US citizen)
21.	John Thompson

4500 Carillon Point Kirkland, WA 98033

Item 2(d)	Title of Class of Securities:

Class A Common Stock

Item 2(e)	CUSIP Number:

65333F107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the filing person is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act;
(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(f)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                         Not Applicable

Page 4 of 7 pages

Item 4.	Ownership

	(a)-(c)	Amount Beneficially Owned, percent of class and voting/dispositive power

     Although the Reporting Person and each Non-Reporting Person disclaims beneficial ownership of any shares of Class A Common Stock and Class B Common Stock beneficially owned by each other Non-Reporting Person, pursuant to the Exchange Act and the regulations thereunder, the Reporting Person and the Non-Reporting Persons may be deemed as a group to have acquired beneficial ownership of 95,663,194 shares of Class A Common Stock and 79,056,228 shares of Class B Common Stock, the aggregate number of shares of Common Stock which are beneficially subject to the terms of the Shareholders Agreement, representing 55.4% of the outstanding Class A Common Stock and 100% of the outstanding Class B Common Stock as of December 31, 2002.

     The Reporting Person has, as of December 31, 2002, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of the Common Stock as follows:

     The Reporting Person has sole power to vote and dispose of 27,218,904 shares, or 15.9% of the outstanding shares, of Class A Common Stock. The Reporting Person may be deemed to also have the shared power to vote of an aggregate of 39,911,158 additional shares, or 23.1% of the outstanding shares, of Class A Common Stock, and 79,056,228 shares, or 100% of the outstanding shares, of Class B Common Stock. The Reporting Person may also be deemed to have the shared power to dispose of an aggregate of 68,444,290 additional shares, or 39.7% of the outstanding shares, of Class A Common Stock, and 79,056,228 shares, or 100% of the outstanding shares, of Class B Common Stock. The Reporting Person disclaims beneficial ownership all shares of which it may be deemed to have shared power to vote or dispose.

     The Non-Reporting Persons, as of December 31, 2002, may be deemed to have shared power to direct the disposition of an aggregate of 68,444,290 shares, or 39.7% of the outstanding shares, of the Class A Common Stock, and 79,056,228 shares, or 100% of the outstanding shares, of Class B Common Stock. The Non-DLJ entities may be deemed to have shared power to vote an aggregate of 39,911,158 shares, or 23.1% of the outstanding shares, of Class A Common Stock, and 79,056,228 shares, or 100% of the outstanding shares, of Class B Common Stock. The DLJ entities may be deemed to have shared power to vote an aggregate of 28,533,132 shares, or 16.7% of the outstanding shares, of Class A Common Stock. Each Non-Reporting Person disclaims beneficial ownership of the shares of which they may be deemed to share power to vote or dispose.

     The beneficial ownership of the Reporting and each Non-Reporting Person who is a party to the Shareholders Agreement as of December 31, 2002 is as follows:

Beneficial Ownership as of December 31, 2002:

	Common
	Stock	Percent of Class (1)

DLJ Merchant Banking Partners II, L.P.	17,973,750	10.5%
DLJ Merchant Banking Partners II-A, L.P.	715,800	*
DLJ Offshore Partners II, C.V.	883,854	*
DLJ Millennium Partners, L.P.	290,616	*
DLJ Millennium Partners-A, L.P.	56,676	*
DLJ Diversified Partners, L.P.	1,050,822	*
DLJ Diversified Partners-A, L.P.	390,246	*
DLJMB Funding II, Inc.	2,840,980	1.7%
UK Investment Plan 1997 Partners	400,764	*
DLJ First ESC, L.P.	34,590	*
DLJ ESC II, L.P.	3,814,334	2.2%
DLJ EAB Partners, L.P.	80,700	*
Madison Dearborn Capital Ptrs II, LP	27,218,904	15.9%

Page 5 of 7 pages

	Common
	Stock	Percent of Class (1)

Eagle River Investments LLC	15,750,012	9.2%
Motorola, Inc.	13,076,376	7.7%
David Aas (2)	1,246,100	*
John Chapple (3)	3,776,024	2.2%
Mark Fanning (4)	1,087,572	*
Perry Satterlee (5)	1,269,527	*
David Thaler (6)	1,714,000	1.0%
John Thompson (7)	2,136,547	1.2%
TOTAL (8)	95,663,194	55.4%

*Less than 1%

(1)	Based on 170,797,589 shares of Class A Common Stock outstanding as of December 31, 2002 as provided by Nextel Partners, Inc.

(2)	Includes 175,000 shares of Class A Common Stock that are subject to a currently exercisable option.

(3)	Includes 295,000 shares of Class A Common Stock that are subject to a currently exercisable option, 736,667 shares held by JRC Coho LLC, an entity controlled by Mr. Chapple and 145,000 shares held by Panther Lake LLC, an entity controlled by Messrs. Chapple and Thompson.

(4)	Includes 179,583 shares of Class A Common Stock that are subject to a currently exercisable option.

(5)	Includes 260,000 shares of Class A Common Stock that are subject to a currently exercisable option and 165,000 shares held by PSS-MSS, L.P., an entity controlled by Mr. Satterlee.

(6)	David Thaler passed away in December 2002 and thus represents shares held by Mr. Thaler’s estate. Includes 460,000 shares of Class A Common Stock that are subject to a currently exercisable option.

(7)	Includes 448,333 shares of Class A Common Stock that are subject to a currently exercisable option, 509,166 shares held by JDT-JRT, LLC, an entity controlled by Mr. Thompson and 145,000 shares held by Panther Lake LLC, an entity controlled by Messrs. Chapple and Thompson.

(8)	See footnotes (2) through (7) above.

Based on information provided by Nextel WIP Corp., it owns 100% of the outstanding Class B Common Stock. The Class B Common Stock is convertible into Class A Common Stock at any time on a one-for-one basis upon transfer to a person other than NCI, a majority-owned NCI subsidiary or a person or entity controlling NCI. However, because such transfers are prohibited under the Shareholders Agreement and the Nextel Partners, Inc. Restated Certificate of Incorporation until January 29, 2011, this Schedule 13G assumes Nextel WIP Corp. does not currently have the right to acquire shares of Class A Common Stock upon conversion of the Class B Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See Item 4

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

Page 6 of 7 pages

SIGNATURE

     After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2003

Date

/s/ Michael J. Wilson

Signature

Michael J. Wilson / Vice President of Madison Dearborn Partners, Inc.; which is General Partner of Madison Dearborn Partners II, L.P., which is General Partner of Madison Dearborn Capital Partners II, L.P.
Name/Title

Page 7 of 7 pages